

November 12, 2013

Via Email
Robert S. Amaral
Chief Financial Officer and Director
Exeo Entertainment, Inc.
4478 Wagon Trail Avenue
Las Vegas, NV 89118

> **Re: Exeo Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2013**
> **File No. 333-190690**

Dear Mr. Amaral:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2013.

General

1. We note that your revised disclosure in response to prior comment 1 regarding your emerging growth company status does not state your election under Section 107(b) of the JOBS Act nor disclose the extent to which any exemptions under the JOBS Act are available to the company as a smaller reporting company. Please revise accordingly**.**

Risk Factors, page 6

2. In response to prior comment 4, you note that you have added a risk factor disclosing the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. However, this disclosure does not appear in the registration statement. Please revise.

Exeo is a "voluntary filer" with the SEC…, page 7

3. Please revise your disclosure that the company is a "voluntary filer." Given that the company will be required to file periodic reports for the fiscal year in which the registration statement becomes effective until the company's securities are held by less than 300 persons at the beginning of the fiscal year under Section 15(d) of the Securities

Exchange Act of 1934, it does not appear that the company is currently a "voluntary filer."

Selling Stockholders, page 13

4.   We note that the private placements to the 102 selling shareholders were conducted in reliance on Regulation D of the Securities Act. Please tell us, with a view toward disclosure, how you conducted the offerings on July 5, 2013 and July 19, 2013. Explain who the securities were offered to, the number of offerees, the nature of the offerees, and the methods the company employed to offer the securities.

5.   Please refer to prior comments 6 and 7 and revise to provide a materially complete discussion of the transactions on July 5, 2013 and July 29, 2013 in which the selling shareholders acquired their securities. In this regard, disclose the consideration received, the number of common stock issued, the number of warrants issued and the number of common stock underlying the warrants. Also, disclose the amount of shares of common stock issuable upon the conversion of warrants being offered by each of the selling shareholders. It is unclear whether the selling shareholders are offering shares of common stock or shares of common stock underlying the warrants that have not yet been issued.

Our officers devote a portion of their time to other companies…, page 7

6.   Please disclose the number of hours that the two officers of the company intend to devote to the business. Ensure that the biographies of the two officers on page 27 clearly indicate that Mr. Weiland and Mr. Amaral continue to work for Digital Extreme Technologies, Inc. after 2011.

Executive Compensation, page 29

7.   We note your response to prior comment 10 that William Manciano, a former officer of the company, had been granted 100,000 stock options on August 15, 2012. Please disclose in the prospectus the compensation of Mr. Manciano earned in fiscal year 2012 and the position in which he served. Refer to Item 402(m)(2)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 38

8.   We note your revised disclosure on page 38 in response to prior comment 11 that the company believes that it has "insufficient cash resources to meet its liquidity requirements for the next 12 months." However, your disclosure on page F-9 continues to state that management believes that the company has "sufficient capital reserves to operate without the need for an infusion of additional capital for the next 12 months."

Please reconcile. Also disclose the minimum period of time that you will be able to conduct operations using currently available capital resources.

Item 15. Recent Sales of Unregistered Securities, page 42

9.   We note your response to prior comment 12 but it is unclear whether you have disclosed all sales of unregistered securities within the last three years. You disclose that you currently have 181 shareholders holding 23,444,060 shares of common stock but you have only disclosed the sale of 778,521 shares of common stock to 102 shareholders other than to your two officers and directors. Further, it is unclear whether the disclosure on page 42 regarding sales of unregistered securities between December 1, 2012 and July 2, 2013 includes the sale of securities on July 5, 2013 and July 19, 2013 to the 102 selling shareholders named in this prospectus. Please advise.

Exhibit 5.1

10.   We note your response to prior comment 14 that the legal opinion has been revised but it appears that you have not filed the revised legal opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable. Please advise.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        William D. O'Neal
        South Milhausen P.A.